Exhibit 99.1
Cresco Labs Announces Dennis Olis to Retire as Chief Financial Officer
Taps BJs Wholesale Club Executive Sharon Schuler for Planned Transition

Caption: Financial executive Sharon Schuler joins Cresco Labs to succeed retiring CFO Dennis Olis

CHICAGO – September 12, 2024 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today announced that Dennis Olis, Chief Financial Officer, will retire from Cresco Labs after a planned transition to Sharon Schuler, an experienced financial and strategy executive.

Schuler recently joined Cresco Labs while preparing to take the role of Chief Financial Officer upon Olis’s departure. Schuler brings an extensive corporate finance background in publicly traded wholesalers and retailers, most recently as an executive leadership team member at BJ’s Wholesale Club, a membership warehouse club spanning 244 clubs and 178 gas stations, across 20 states with $20 billion in annual revenue.

“Dennis has been CFO for Cresco Labs during a period of tremendous growth, profitability improvement and companywide maturation,” said Charlie Bachtell, CEO of Cresco Labs. “He has been instrumental in laying the foundation of Cresco Labs, helping us build the capabilities and the financial position that will support stability and growth for years to come.”

“It has been an honor to be entrusted with guiding the financial strategy of Cresco Labs through such transformative years," said Dennis Olis, Chief Financial Officer. "The Company is only getting stronger and more valuable, and I have great confidence that Sharon is the right person to lead this next chapter. I look forward to integrating her into the organization and industry in the months ahead to ensure her success when we officially transition the CFO responsibilities later this year.”

Olis has served as Cresco Labs CFO since July 2020. During his tenure, Cresco Labs grew from $125 million in annual revenue to more than $735 million1 today. The Company also saw significant profitability improvements with Adjusted EBITDA margin improving by 2,900 basis points and annual operating cashflow improving by over $100 million annually2. He successfully prepared the Company for future U.S. listings through conversion to US GAAP and SOX compliance readiness.

“We are pleased to welcome Sharon,” said Bachtell, “Her extensive experience in executive leadership roles for both private and public companies focused on strategy, operations, and financial planning is a strong fit for Cresco Labs. She has a proven track record of using her deep knowledge and experience in the retail sector to create and implement strategic initiatives that have resulted in meaningful market share and efficiency gains. I look forward to working with her to drive Cresco Labs’ next phase of growth.”

“I am excited to join Cresco Labs at such a transformational time for both the organization and this industry,” said Sharon Schuler. "I look forward to the opportunity to work alongside this talented group of people and to playing a meaningful role in charting the future of this Company.”

For the last three years, Schuler was responsible for planning and analysis of BJ’s Wholesale Club’s short and long-term financial outlook. Prior to that, she spent over 20 years in senior financial management roles for large public and private national retailers including The TJX Companies, Clarks America, and Caleres. Schuler holds an MBA in Integrated Management and a bachelor’s in economics from Michigan State University.

About Cresco Labs Inc.

Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.

1 Based on full year 2020 revenue of $128 million and annualized Q2 2024 revenue of $735 million.
2 Based on H1 2024 cash from operating activities of $53 million and annual cash used in operating activities of $25 million in 2020.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain n statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767

Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com

For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com